UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

January 23 , 2005

CRUCELL N.V.

(Exact name of registrant as specified in its charter)

P.O. Box 2048 Archimedesweg 4 2333 CN Leiden The Netherlands

(Address of principal executive offices)

000-30962

(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X              Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__                                           No X

PRESS RELEASE

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, CANADA, JAPAN OR AUSTRALIA

This is not Crucell’s official publication of the provisional or final interim result of the Exchange Offer in accordance with Swiss takeover laws. Please see that publication for legally relevant information on the interim result of the Exchange Offer and the additional acceptance period.

Successful Exchange Offer for Berna Biotech

Leiden, The Netherlands, January 23, 2006 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL) announces today that until the end of the regular offer period a large majority of the shareholders of Berna Biotech A.G. (Berne, Switzerland) has accepted the Exchange Offer launched on December 15, 2005 by Crucell N.V. for all outstanding Berna shares. On January 20, 2006, at 16.00 hours CET, 27804193 Berna shares had been tendered in accordance with the offer. This represents 73.9% of the issued Berna shares at that date, and satisfies the minimum 67% acceptance condition as set out in the offer document of December 15, 2005. Subject to certain conditions subsequent as set forth in the offer prospectus and in the official publication of the interim result, Crucell has therefore declared the Exchange Offer as successful.

Ronald Brus, CEO of Crucell, commented: “We are pleased that such a large majority of Berna shareholders share our vision of creating the leading independent vaccine company. We are convinced that the new company creates critical mass to compete more effectively in the industry. The combined management will quickly move forward to integrate both operations and implement our new business strategy. We will primarily aim at capitalizing on exciting growth opportunities in the coming years.”

As described in the Exchange Offer document, Berna shareholders will receive 0.447 Crucell shares per Berna share tendered and delivered. Barring unforeseen circumstances, Berna shareholders will receive their new Crucell shares on Wednesday February 22, 2006, when the shares of Crucell N.V. are also expected to be listed on the main segment of SWX in Zürich.

Berna shareholders who have not yet tendered their Berna Biotech A.G. shares have the opportunity to tender and deliver their shares, under the same terms as those stated in the Exchange Offer, during the additional acceptance period, which will last from Thursday January 26 until Wednesday February 8, 2006, 16.00 hours CET.

About Crucell

Crucell (Euronext and NASDAQ Exchanges: CRXL) is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria, West Nile virus and rabies. The Company's development programs include collaborations with: Sanofi Pasteur for influenza vaccines; the U.S. National Institutes of Health for Ebola and malaria vaccines; and, GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its PER.C6¨production technology. The Company also licenses its PER.C6¨technology to the biopharmaceutical industry. Licensees and partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands. For more information, please visit www.crucell.com.

About Berna

Berna (Swiss Exchange: BBIN) develops, produces and markets vaccines and immunotherapeutics for private and public markets worldwide. Headquartered in Berne, Switzerland, with subsidiaries in Europe and Korea, Berna is a fully integrated vaccines company, employing around 700 people. Berna's range of novel and validated proprietary technology platforms support a strong product portfolio. The company markets its core vaccine products in the field of hepatitis B/paediatric, respiratory and travel vaccines and has a broad development pipeline. Development is supported through alliances with academic and commercial partners. Further information on Berna please visit: www.bernabiotech.com.

Citigroup Global Markets Limited ("Citigroup") and ABN AMRO Bank N.V. ("ABN AMRO") are acting as financial advisors for Crucell and no one else in connection with the intended offer and will not be responsible to any other person for providing the protections afforded to clients of Citigroup and ABN AMRO or for providing advice in relation to the intended offer.

UBS AG ("UBS") is acting for Berna and will not be responsible to any other person for providing the protections afforded to clients of UBS or for providing advice in relation to the intended offer.

Restrictions

The offer referred to in this press release is not directly or indirectly being made in any country or jurisdiction, or to such persons, in which or to which such offer would be illegal or otherwise violate applicable law or regulations or which would require Crucell to change the terms or conditions of the offer in any way, to submit an additional application or filing or to perform additional actions in relation to any state, regulatory or legal authorities. It is not intended to extend the offer to any such country or such jurisdiction or to persons in such country or jurisdiction. Documents relating to the offer must neither be directly or indirectly distributed in such countries or jurisdictions nor be sent to such countries or jurisdictions. Such documents must not be used for the purpose of soliciting the purchase of securities of Berna by anyone from such countries or jurisdictions.

The offer referred to in this press release is not being made in or into the United States of America and may only be accepted outside the United States of America, subject to certain exceptions. Accordingly, copies of this press release are not being made available in and should not be mailed or otherwise distributed or sent in, into or from the United States of America, and persons receiving this press release (including custodians, nominees and trustees) must not distribute or send them into or from the United States of America.

This announcement does not constitute an offer of securities for sale in Switzerland, the United States or any other jurisdiction. The securities referred to in this press release may not be offered or sold in the United States or to or for the benefit of US persons (as such term is defined in Regulation S pursuant to the U.S. Securities Act of 1933, as amended (Securities Act)) unless they are registered pursuant to the Securities Act or pursuant to an available exemption therefrom. The issuer of the securities has not registered, and does not intend to register, any of these securities and does not intend to conduct a public offering of securities in the United States.

Forward-looking statements

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 14, 2005, and the section entitled “Risk Factors”. The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

For further information please contact:

Crucell N.V.

Harry Suykerbuyk

Director Investor Relations and Corporate Communications

Tel. +31 (0)71 524 8718

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRUCELL N.V.
(Registrant)

Date: January 23, 2005	By:	/s/ Leon Kruimer
Name: Leon Kruimer
Title: Chief Financial Officer